Exhibit A

August 6, 2008

Mr. Frank Harrison
Chairman and CEO
Bronco Drilling Company
16217 N. May Avenue
Edmond, Oklahoma 73013

Re:	Proposed Merger between Bronco Drilling Company and Allis-Chalmers Energy, Inc.

Dear Mr. Harrison:

Third Avenue Management LLC (“TAM”), on behalf of its investment advisory clients, currently owns more than 6.1 million common shares of Bronco Drilling Company (“Bronco”), representing approximately 23.28% of Bronco’s outstanding common stock.  This letter reiterates the position we conveyed to you in our April 8, 2008, letter (the “April 8 Letter”), that we oppose the proposed acquisition (the “Proposed Merger”) of Bronco by Allis-Chalmers Energy, Inc. (“Allis-Chalmers”), plan to vote our shares against the transaction and urge other shareholders to do the same.

Since the April 8 Letter, we have reviewed, among other things: (1) the terms of the amended merger agreement between Bronco and Allis-Chalmers, dated June 1, 2008 (the “Amended Merger Agreement”); (2) the most recent press releases of Bronco and Allis-Chalmers relating to the Proposed Merger; (3) the Schedule 13D and various amendments filed by Wexford Capital LLC (“Wexford”); and (4) the recommendations of the proxy advisory firms published by Institutional Shareholder Services Inc. (“ISS”), Proxy Governance, Inc. (“PGI”), and Glass Lewis & Co. (“Glass Lewis”).  Based upon our review, we continue to believe that the Proposed Merger undervalues Bronco’s common stock and is not in the best interests of Bronco’s shareholders.

Valuation remains Inadequate

As we have previously stated, and continue to believe, the implied merger value is inadequate.

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The value of the Proposed Merger does not give a proper value to Bronco’s assets given a strong United States land market and Bronco’s potential to expand beyond the United States land market.  Our views are shared by investment banks without any deal-related conflicts.  For example, FBR Capital Markets issued a research report on July 31, 2008, that values Bronco as a stand-alone at $22 per share based on both an NAV and peer comparison valuation, compared to an imputed value of the Proposed Merger of $16.31 based on Allis-Chalmers’ closing price on August 5, 2008.

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Bronco is participating in the strong natural gas drilling market in the United States as evidenced by its recent operating results and the outlook highlighted in the second quarter earnings release.  These improving fundamentals are not at all reflected in the Proposed Merger consideration.  Bronco’s land drilling fleet utilization has been increasing (from 69% in the first quarter to 82% in the second quarter) and Bronco has new term contracts that will positively impact business in the second half of 2008 and early 2009.  Bronco increased its term contracts during the second quarter, won a tender for three rigs to operate with Pemex in Mexico, and has six rigs now contractually committed to the Bakken Shale, a burgeoning area of development among natural gas producers.

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There is an unacceptably high business risk in Allis-Chalmers’ common stock, both in regard to the integration of its 16 acquisitions between 2005 and 2007 and in the execution of a wide range of businesses, which is not reflected in the merger consideration.

Combined Balance Sheet Remains Highly Leveraged

As stated in our previous letter, we are very wary of continuing as shareholders in a post-merger combined company that is highly leveraged in a cyclical and capital intensive industry.  As described in the “Risk Factors” section of the Allis-Chalmers/Bronco joint proxy/prospectus, Allis-Chalmers’ substantial debt load could have a material adverse effect on its financial health and limit its future operations.  Bronco shareholders are being asked to take a significant equity position in Allis-Chalmers in the Proposed Merger and would be assuming a substantial risk that is not reflected in the financial terms of the Proposed Merger.  The increase in the stock component of the merger consideration in the Amended Merger Agreement greatly raises both the risk and the uncertainty of value for Bronco shareholders.

Proxy Advisory Firms Recommend Voting AGAINST the Proposed Merger

1.	Institutional Shareholder Services Inc.

On August 4, 2008, ISS published a recommendation in regard to the Proposed Merger (the “ISS Recommendation”), in which ISS recommended that shareholders of Bronco vote “AGAINST” the Proposed Merger.  The ISS Recommendation reached this conclusion after considering four components of the Proposed Merger: (i) the strategic rationale; (ii) the reasonableness of Allis-Chalmers’ offer; (iii) the potential upside of owning Allis-Chalmers stock; and (iv) the sale process.  Although commenting that the strategic rationale of the Proposed Merger was valid, the ISS Recommendation concluded that not one of the remaining factors favored the Proposed Merger and thus recommended that Bronco shareholders vote against the Proposed Merger.

The ISS Recommendation stated that (i) “it would be very difficult for [Bronco shareholders] to determine the timing and amount of potential upside, if any, in [Allis-Chalmers] shares; (ii) the “relatively restricted” sale process that Bronco engaged in with Allis-Chalmers was “not typical of such transactions or best practice”; (iii) since the announcement of the Proposed Merger on January 24, 2008 (the “Announcement Date”), significant share price increases and upward revisions in EBITDA estimates have occurred in Bronco’s peer group sector; (iv) Bronco’s stand-alone value is “greater than that implied by the current offer price”; and (v) Bronco’s shares are trading above the offer price.

2.	Proxy Governance, Inc.

On July 30, 2008, PGI published a recommendation in regard to the Proposed Merger (the “PGI Recommendation”), in which PGI recommended that shareholders of Bronco vote “AGAINST” the Proposed Merger.  PGI came to this conclusion because of (i) the share price appreciation in Bronco’s peer group since the Announcement Date and (ii) the price of Bronco’s own shares, which are trading at a premium to the consideration offered by Allis-Chalmers to Bronco’s shareholders in the Proposed Merger.

The PGI Recommendation states that the appreciation in the share price of Bronco’s peer group indicates that the merger consideration of the Amended Merger Agreement “carries effectively no market premium” and that the “potential of the merger is actually acting to cap upward price movements for [Bronco’s] shares.”  The PGI Recommendation concludes by stating that Bronco’s own share price “seems to bolster the arguments of large shareholders [such as TAM] that the [Proposed Merger] undervalues the company.”

Large Shareholders are OPPOSED to the Proposed Merger

1.	Wexford

According to Wexford’s Schedule 13D, Wexford owns approximately 12.8% of the outstanding shares of Bronco common stock.  On July 30, 2008, Wexford amended its Schedule 13D and filed a letter to Bronco’s board of directors, in which Wexford announced that it believed Bronco was worth $25.00 – $30.00 per share, and would therefore vote against the Amended Merger Agreement.  Wexford also filed a presentation, in which it stated that (i) the Amended Merger Agreement was negotiated at a time when land rig market conditions were weaker and the consideration in the Amended Merger Agreement fails to recognize the value of current market conditions to Bronco; (ii) Wexford expects 2009 EBITDA to approach $150 million, well above the consensus estimate of $110 million; (iii) Wexford believes that Bronco’s underperformance when compared to its peer group is the result of the low value offered in the Allis-Chalmers proposal; and (iv) the Schlumberger/Saxon Energy Services transaction provides a good market comparable for an acquisition of Bronco, which valued the target company at 7x EBITDA, in contrast to the Proposed Merger that values Bronco at only 4.7x EBITDA (based on the consensus estimates).

On August 4, 2008, Wexford filed with an amendment to its Schedule 13D a letter to Bronco’s board of directors reiterating its view that the Proposed Merger is not in the best interests of Bronco and its shareholders.  In the letter Wexford criticized Bronco for selective disclosure in connection with Bronco’s press release touting a Glass Lewis recommendation regarding the Proposed Merger without apprising shareholders of the PGI shareholder recommendation that Bronco shareholders vote against the merger and FBR’s research report regarding the under-priced Allis-Chalmers offer.

2.	Alpine Associates L.P. (“Alpine”)

On April 25, 2008, Alpine, the owner of approximately 6.1% of Bronco’s outstanding shares, filed a letter stating that the price offered in the Merger Agreement undervalues Bronco and that it intends to vote against the Proposed Merger unless there is a “significant improvement” in the terms.  Alpine has not amended its regulatory filings since April 2008.

Conclusion

As we have previously stated, we are long-term investors who invested in Bronco because it was and continues to be a well-financed, well-managed company, with bright long-term prospects trading at a significant discount to its intrinsic value.  We remain enthusiastic about Bronco as an independent company.

We reiterate our view that the merger consideration is woefully inadequate.  Without significant improvement in the consideration being offered to Bronco’s shareholders, we believe that Bronco should remain a stand-alone company.

We intend to vote against the Proposed Merger and we encourage other Bronco shareholders to do the same.

Sincerely,

Curtis Jensen Portfolio Manager, Co-Chief Investment Officer	Kathleen Crawford Analyst and Assistant Portfolio Manager